Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
April 23, 2010

TSX: OPC

OPTI Canada Announces First Quarter 2010 Results

OPTI Canada Inc. (OPTI or the Company) announced today the Company’s financial and operating results for the quarter ended March 31, 2010.

The Long Lake Project (the Project) is the first to use OPTI’s integrated OrCrude™ process. Our proprietary process is designed to substantially reduce operating costs compared to other oil sands projects while producing a high quality, sweet synthetic crude oil.

“We are pleased with progress at the Long Lake Project this quarter, especially our improvements in steam injection, bitumen production and plant reliability.”

“We have maintained consistent and high volumes of steam generation since the turnaround last fall and April has seen a record number of well pairs receiving steam. Our bitumen production is ramping up and our Upgrader continues to perform well. We are looking forward to continued production growth through the remainder of the year.”

“With our strong and continually improving operational results we are well-positioned to move forward in our strategic alternatives review,” said Chris Slubicki, President and Chief Executive Officer of OPTI.

FINANCIAL HIGHLIGHTS
	Three months ended March 31	Years ended December 31
In millions	2010(1)	2009(1)	2008(2)
Net earnings (loss)	$(50)	$(306)	$(477	) (3)
Working capital (deficiency)	23	168	(25)
Total oil sands expenditures (4)	30	148	706
Shareholders’ equity	$1,261	$1,311	$1,471
Common shares outstanding (basic) (5)	282	282	196

Notes:
(1)	Amounts for 2010 and 2009 represent our 35 percent working interest in the Project.
(2)	Amounts for 2008 represent our then 50 percent working interest in the Project.
(3)	Includes $369 million pre-tax asset impairment provision related to working interest sale to Nexen.
(4)	Capital expenditures related to Phase 1 and future phase development. Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
(5)	Common shares outstanding at March 31, 2010 after giving effect to the exercise of stock options would be approximately 284 million common shares.

PROJECT STATUS
The following update was provided in our press release dated April 27, 2010.

Continued ramp up of steam injection and bitumen production rates remained the focus of our operations at the Long Lake Project (the Project) in the first quarter of 2010.

Bitumen production is rising and the reservoir is responding to consistent steam injection. This trend has continued since the turnaround completed in the fall of 2009. During the first quarter of 2010 bitumen production averaged approximately 18,700 barrels per day (bbl/d) (6,545 bbl/d net to OPTI), a significant increase over the fourth quarter of 2009 average of approximately 13,600 bbl/d (4,760 bbl/d net to OPTI). March bitumen production averaged 22,000 bbl/d and recent production is approximately 25,000 bbl/d (8,750 bbl/d net to OPTI).

Steam assisted gravity drainage (SAGD) surface facilities continue to perform reliably and as per design following the turnaround. Steam injection rates increased in the first quarter of 2010 to average approximately 114,000 bbl/d as compared to 76,000 bbl/d in the previous quarter. Steam injection rates continue to rise, with recent all-time highs of approximately 140,000 bbl/d. We currently have 79 well pairs receiving steam, comprised of 64 wells pairs on production and an additional 15 well pairs in circulation mode. With the conversion of wells from circulation to production mode, we expect nearly all of our available wells to be on production over the next few months.

Our recent all-in steam-to-oil ratio (SOR) average is between 5 and 6, including steam to wells that are currently in steam circulation mode and wells early in the ramp up cycle. The recent SOR average of our producing wells is approximately 5 and includes 12 well pairs converted to production mode during the first quarter of 2010. As new production wells progress further along in the production cycle we would expect bitumen production to rise and corresponding SOR to decrease. During bitumen ramp up, the SOR for both all-in and producing wells is expected to be higher than our long term estimate of 3.0. We expect SOR to decline during 2010 as we maintain reliable steam injection.

Upgrader units continue to perform consistently. On-stream time averaged 78% in the first quarter of 2010 and 87% in March; this measure is expected to increase during 2010. Throughout the SAGD ramp up period, we expect to purchase approximately 10,000 bbl/d of externally-sourced bitumen. We continue to use produced syngas as a low cost fuel source in our SAGD operations. Premium Sweet Crude (PSCTM) yields averaged approximately 63% over the first quarter of 2010 as compared with 60% in the previous quarter. Yield for the first quarter of 2010 was temporarily affected by down-time in the solvent deasphalter during February but was higher in the remainder of the quarter. Yields are expected to increase to the design rate of 80% once the Upgrader consistently reaches approximately 50% of design capacity, including externally-sourced bitumen.

FUTURE PHASES
Phase 2 engineering and initial development of Phases 3 through 6 continue.

STRATEGIC ALTERNATIVES REVIEW
The following update was provided in our press release dated April 27, 2010.

OPTI’s Board of Directors continues to move forward in its process to explore strategic alternatives for enhancing shareholder value. The economic environment, recent operational improvements, strengthening merger and acquisition valuations for oil sands assets and the future potential of OPTI's assets support its current strategy. Strategic alternatives may include capital market opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. The ultimate objective of carrying out this review is to determine which alternative(s) might result in superior value for shareholders.

RESULTS OF OPERATIONS

	Three months ended March 31
$ millions, except per share amounts	2010	2009
Revenue, net of royalties	$50	$29
Expenses
Operating expense	52	28
Diluent and feedstock purchases	23	29
Transportation	4	3
Net field operating margin (loss)	(29)	(31)
Corporate expenses
Interest, net	49	19
General and administrative	4	6
Realized loss (gain) on hedging instruments	4	(24)
Earnings (loss) before non-cash items	(86)	(32)
Non-cash items
Foreign exchange translation loss (gain)	(72)	75
Net unrealized loss (gain) on hedging instruments	26	(22)
Depletion, depreciation and accretion	10	4
Loss on disposal of assets	-	1
Future tax expense (recovery)	-	7
Net earnings (loss)	$(50)	$(97)
Earnings (loss) per share, basic and diluted	$(0.18)	$(0.50)

First Quarter Operational Overview
The results of operations for the first quarter of 2010 include SAGD and Upgrader results. The results for the same period in 2009 only include SAGD results. We determined the Upgrader to be ready for its intended use for accounting purposes on April 1, 2009. Revenue for the first quarter of 2010 was a combination of PSCTM, Premium Synthetic Heavy (PSH) and power sales where as revenue for the same period in 2009 consisted of PSH and power sales.

We define our net field operating margin as revenue related to petroleum products (net of royalties) and power sales minus operating expenses, diluent and feedstock purchases and transportation costs. See “Non-GAAP Financial Measures”. This net field operating margin was a loss of $29 million for the first quarter of 2010 as compared with a loss of $31 million during the same period in 2009. The net field operating loss in 2010 includes SAGD and Upgrader operations whereas 2009 includes only SAGD operations. Although our net field operating margin was a loss in the first quarter of 2010, we achieved improvements each month in our production volumes and net field operating margin. We anticipate that increased production and other operating improvements will lead to a positive net field operating margin later this year.
On-stream factor is a measure of the period of time that the Upgrader is producing PSC™ and it is calculated as the percentage of hours the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results are adversely affected by the requirement to purchase diluent, which is blended with bitumen to produce and sell PSH. PSH revenue per barrel is lower than PSC™ revenue per barrel. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD volumes and an increasing Upgrader on-stream factor will lead to improvements in our net field operating margin. This expected improvement would result from higher PSC™ sales and lower diluent costs. PSC™ yield represents the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the first quarter of 2010 was 78% as compared to 56% in the fourth quarter of 2009. PSC™ yield for the first quarter of 2010 was 63% as compared to 60% in the fourth quarter of 2009. PSC™ yield for the first quarter of 2010 was temporarily affected by down-time in the solvent deasphalter during February but was higher in the remainder of the quarter. Our share of PSC™ sales increased to 3,500 bbl/d in the first quarter of 2010 compared to 3,000 bbl/d in the in the fourth quarter of 2009 while our share of PSH sales increased to 3,500 bbl/d in the first quarter of 2010 from 3,300 bbl/d in the fourth quarter of 2009. As a result of the increased on-stream factor and the use of our own PSC™ to blend with bitumen for PSH, diluent purchases in the first quarter of 2010 declined to $1 million from $7 million in the fourth quarter of 2009.

Revenue
For the first quarter of 2010 we earned revenue net of royalties of $50 million compared to $29 million for the same period in 2009. During the first quarter of 2010, our share of PSC™ sales averaged 3,500 bbl/d at an average price of approximately $82/bbl whereas in the first quarter of 2009, our PSC™ sales were all capitalized as the Upgrader was not deemed ready for its intended use for accounting purposes. For the first quarter of 2010 our share of PSH averaged 3,500 bbl/d (first quarter of 2009: 7,700 bbl/d) at an average price of approximately $72/bbl (first quarter of 2009: $40/bbl). Our share of bitumen production in the first quarter of 2010 averaged 6,500 bbl/d (first quarter of 2009: 4,700 bbl/d). Our total revenue, net of royalties, diluent and feedstock increased to $27 million for the first quarter of 2010 compared to nil for the same period in 2009. This is primarily due to higher PSC™ sales in 2010 as a result of a higher Upgrader on-stream factor in 2010.

In the first quarter of 2010 we received pricing for PSCTM in-line with, or better than, other synthetic crude oils. Due to the premium characteristics of our PSCTM, we expect the premium we receive relative to other synthetic crude oils to increase as the production and availability of marketed PSCTM increases.

For the first quarters of 2010 and 2009 we had power sales of $2 million. In the first quarter of 2010 this represented approximately 48,700 megawatt hours (MWh) of electricity sold at an average price of approximately $42/MWh compared to the same period in 2009 which represented 23,500 MWh at a price of $70/MWh.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of natural gas, maintenance, labour, operating materials and services.

For the first quarter of 2010 operating expenses were $52 million compared to $28 million for the same period in 2009. Operating expenses in 2010 are higher as they included SAGD results as well as Upgrader results, whereas operating expenses in 2009 only included SAGD results. There were no Upgrader operating expenses in 2009 since these costs were capitalized because the Upgrader was not considered to be ready for its intended use for accounting purposes.

* Diluent and feedstock purchases
For the first quarter of 2010 diluent and feedstock purchases were $23 million compared to $29 million for the same period in 2009. In the first quarter of 2010 diluent purchases were $1 million which represented approximately 230 bbl/d of diluent at an average price of $82/bbl compared to the first quarter of 2009 purchases of $21 million which represented approximately 4,100 bbl/d at an average price of $56/bbl. Diluent purchases decreased for the first quarter of 2010 compared to the same period in 2009 due to a higher Upgrader on-stream factor in 2010 and the use of a portion of our own PSCTM as diluent for PSH sales.

In the first quarter of 2010 we purchased $22 million of third party bitumen representing approximately 3,800 bbl/d compared to $8 million representing approximately 2,300 bbl/d for the same period in 2009. The increase in third party bitumen purchases in 2010 is due to a higher on-stream factor of the Upgrader.

* Transportation
For the first quarter of 2010 transportation expenses were $4 million compared to $3 million for the same time period in 2009. Transportation expenses were primarily related to pipeline costs associated with PSCTM and PSH sales. The increase in transportation expenses in 2010 was a result of the increase in pipeline volume commitments.

Corporate expenses
* Net interest expense
For the first quarter of 2010 net interest expense was $49 million compared to $19 million for the same period in 2009. The increase in net interest expense was primarily due to interest expense in the first quarter of 2010 including interest related to the SAGD facilities as well as interest costs related to the Upgrader, whereas interest expenses for the same period in 2009 only included interest related to the SAGD facilities. Net interest expense in the 2009 period included interest on amounts owing on the revolving credit facility whereas in 2010 interest expense includes interest costs on the US$425 million First Lien Notes that were issued in November 2009 but not on the revolving credit facility as it remained undrawn during the first quarter of 2010. This increase was partially offset by lower Canadian interest costs on our U.S. dollar-denominated debt due to a stronger Canadian dollar in the first quarter of 2010 compared to the same period in 2009.

* General and Administrative (G&A) Expense
For the first quarter of 2010 G&A expense was $4 million, compared to $6 million for the same period in 2009. Included in G&A expense for the first quarter of 2010 was $1 million related to the strategic alternative process. G&A expense was lower in the first quarter of 2010 due to severance payments during the same period in 2009 related to the re-organization of OPTI after the working interest sale to Nexen. Included in G&A expense is a stock-based compensation expense of $0.4 million (first quarter of 2009: $0.5 million).

* Net realized gain or loss on commodity hedging instruments
For the first quarter of 2010 net realized loss on hedging instruments was $4 million compared to a gain of $24 million for the same period in 2009. This $4 million loss relates to 2010 commodity hedging instruments for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl. The gains in the first quarter of 2009 were related to our US$80/bbl crude oil puts and our US$77/bbl crude oil hedging instruments.

Non-cash items
* Foreign exchange gain or loss
For the first quarter of 2010 foreign exchange translation was a $72 million gain compared to a $75 million loss for the same period in 2009. The gain or loss is comprised of the re-measurement of our U.S. dollar-denominated long-term debt and cash. For the first quarter of 2010 the Canadian dollar strengthened from CDN$1.05:US$1.00 to CDN$1.02:US$1.00, resulting in a foreign exchange translation gain for the period. For the same period in 2009 the Canadian dollar weakened from CDN$1.22:US$1.00 to CDN$1.26:US$1.00 resulting in a foreign exchange translation loss. These gains and losses are unrealized.

* Net unrealized gain or loss on hedging instruments
For the first quarter of 2010 net unrealized loss on hedging instruments was $26 million, compared to a $22 million gain for the same period in 2009. The net unrealized loss in 2010 is comprised of a $28 million unrealized loss on our foreign exchange hedges due to the strengthening of the Canadian dollar from CDN$1.05:US$1.00 to CDN$1.02:US$1.00 and a $2 million unrealized gain on our commodity hedges due to the maturing of the instruments during the quarter offset by the increase in the future price of WTI from approximately US$75/bbl at the beginning of the quarter to approximately US$81/bbl at March 31, 2009. The gain in the first quarter of 2009 was due to a $37 million increase in the fair value of our foreign exchange hedges due to a weakening Canadian dollar offset by a $15 million decrease in the fair value of our commodity hedges as the future price of WTI increased during the quarter.

* Depletion, depreciation and amortization (DD&A)
For the first quarter of 2010 DD&A was $10 million, compared to $4 million for the same period in 2009. DD&A for the first quarter of 2010 is depletion and depreciation for both SAGD facilities and Upgrader facilities whereas for the first quarter of 2009 DD&A was depletion and depreciation of the SAGD facilities only.

* Loss on disposal of assets
For the first quarter of 2010 loss on disposal of assets was nil compared to $1 million for the same period in 2009. The loss on disposal of assets for the same period in 2009 was primarily for costs incurred related to the asset sale to Nexen during the quarter.

* Future tax expense
For the first quarter of 2010 future tax expense was nil compared to $7 million for the same period in 2009. For the first quarter of 2010, based on the recurrence of net field operating losses, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets and have therefore recognized a valuation allowance against our future tax assets. We will assess the need for this valuation allowance each reporting period.

CAPITAL EXPENDITURES
The table below identifies expenditures incurred by us in relation to the Project, other oil sands activities and other capital expenditures.
$ millions	Three months ended March 31, 2010	Year ended 2009	Year ended 2008
Long Lake Project – Phase 1
Upgrader & SAGD	$2	$20	$480
Sustaining capital	22	63	60
Capitalized operations	-	19	32
Total Long Lake Project	24	102	572
Expenditures on future phases
Engineering and equipment	5	21	64
Resource acquisition and delineation	1	25	70
Total oil sands expenditures	30	148	706
Capitalized interest	-	29	139
Other capital expenditures	-	(19)	45
Total cash expenditures	30	158	890
Non-cash capital charges	-	-	11
Total capital expenditures	$30	$158	$901

Capital expenditures for the first quarter of 2010 and for the year ended December 31, 2009 represent our 35 percent working interest in the Project whereas capital expenditures for the year ended December 31, 2008 represent our then 50 percent working interest.

For the first quarter of 2010 we incurred capital expenditures of $30 million. Phase 1 Upgrader and SAGD expenditures of $2 million were primarily related to the commissioning and start-up of the steam expansion project, which was complete at quarter-end, and commissioning of train 4 of the gasifier. Completion of the steam expansion project is expected to allow further steam generation ramp up and the train 4 gasifier is anticipated to improve Upgrader reliability.

As with all SAGD projects, new well pads must be drilled and tied-into the SAGD central facility to maintain production at design rates over the life of the Project. For the first quarter of 2010 we had sustaining capital expenditures of $22 million. These capital expenditures included the following allocations. Our investment in resource delineation for future Phase 1 well pads, including coreholes and four-dimensional seismic and the tie-in of two water source wells; and the installation of 11 electric submersible pumps in producing wells for better well control and enhanced bitumen extraction; and oil removal filters for oil and particulate removal from the produced water stream for improved water treatment. We also commissioned pad 11 and commenced construction on another two well pads.

For the first quarter of 2010 we incurred expenditures of $5 million for engineering and $1 million for resource delineation for future phases. Resource delineation for future phases includes lease acquisitions and other delineation activities.

SUMMARY FINANCIAL INFORMATION

	2010	2009				2008
In millions (unaudited) (except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$50	$43	$38	$34	$29	$69	$126	$-
Net earnings (loss)	(50)	(212)	12	(9)	(97)	(410)	(32)	(29)
Earnings (loss) per share, basic and diluted	$(0.18)	$(0.75)	$0.04	$(0.04)	$(0.50)	$(2.09)	$(0.16)	$(0.14)

Quarterly results for 2010 and 2009 represent our 35 percent working interest in the Project, whereas quarterly results for 2008 represent our then 50 percent working interest.

Prior to the third quarter of 2008, earnings were influenced by fluctuating foreign exchange translation gains and losses primarily related to re-measurement of our U.S. dollar denominated long-term debt, fluctuating realized and unrealized gains and losses on hedging instruments, and fluctuating future tax expense.

In the third and fourth quarters of 2008, we generated revenue and incurred operating expenditures associated with early stages of SAGD operation. During the third quarter of 2008, we had a $64 million unrealized gain on hedging instruments offset by a $73 million dollar foreign exchange loss. During the fourth quarter of 2008, we had a pre-tax asset impairment for accounting purposes related to our working interest sale of $369 million and a future tax expense recovery of $116 million primarily related to this impairment, a $254 million foreign exchange translation loss, and $105 million realized gain as well as a $28 million unrealized gain on hedging instruments.

Operations during 2009 and 2010 represent initial stages of our operations at relatively low operating volumes. Our operating results associated with these activities are expected to improve as SAGD production increases and the Upgrader produces higher volumes of PSCTM.

Net loss of $97 million in the first quarter of 2009 was associated with operating expenses in the early stages of SAGD operations that operated at relatively low volumes which lead to a net field operating loss of $31 million. In addition, we had a $75 million foreign exchange loss offset by a net realized and unrealized gain on hedging instruments of $46 million. Net earnings of $12 million in the third quarter of 2009 were primarily due to a $162 million foreign exchange translation gain, which was offset by unrealized losses on hedging instruments related to our foreign exchange and commodity hedges and our net field operating loss. The net loss of $212 million in the fourth quarter for 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our hedges of $36 million offset by a foreign exchange gain of $36 million, and a future tax expense of $119 million that resulted from the recognition of a future tax asset valuation allowance.

During the third quarter of 2009 OPTI issued 86 million common shares increasing the total issued and outstanding shares from approximately 196 million to 282 million. This reduces our earnings or loss per share by approximately 30 percent in the quarters subsequent to this common share issuance.

During the first quarter of 2010 we had a net field operating loss of $29 million, $49 million in interest expenses and a $26 million unrealized loss on hedging instruments offset by a foreign exchange gain of $72 million.

SHARE CAPITAL
At April 28, 2010, OPTI had 281,749,526 common shares and 2,708,500 common share options outstanding. The common share options have a weighted average exercise price of $4.65 per share.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2010, we had approximately $462 million of financial resources, consisting of $272 million of cash on hand and a $190 million undrawn revolving credit facility. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. Our long-term debt consists of US$1,750 million of Secured Notes and US$425 million First Lien Notes (collectively, our “Senior Notes”) and a $190 million undrawn revolving credit facility.

Expected remaining cash outflows for 2010 include approximately $90 million of the total capital budget of $119 million. In addition, annual interest payments of US$180 million are due with respect to our Senior Notes. Our financial resources will also be affected by net field operating margin. Our net field operating margin was a loss of

$29 million in the first quarter of 2010. In order for the net field operating margin to become positive in 2010, some or all of the following will be required: a continued increase in bitumen volumes; stable or increasing on-stream factor; stable or increasing commodity prices (in particular, WTI); a PSC™ yield approaching our design rate of 80%; and stable operating costs. Based primarily on our expectation of a significant increase in bitumen production and extension of our remaining foreign exchange currency forwards, we expect our financial resources are sufficient to meet our obligations through the remainder of 2010.

As of April 16, 2010, OPTI has extended $75 million of its $330 million foreign exchange currency forwards originally maturing in April 2010. The remaining $255 million of foreign exchange forwards maturing in April 2010 were settled by a cash payment of $44 million. Including the foreign exchange currency forwards that had previously been extended in the fourth quarter of 2009, we have $620 million of foreign exchange forwards outstanding at an average rate of CDN$1.19:US$1.00 with a maturity date of December 2010. OPTI intends to extend these remaining foreign exchange forward contracts past the maturity dates in December 2010. If the contracts cannot be extended the resulting cash settlement will be a function of the foreign exchange rate in effect at the maturity date. The cash settlement of our remaining foreign exchange forward at the March 31, 2010 foreign exchange rate of CDN$1.02:US$1.00 would be $105 million. The actual future cash settlement could be materially different, as a $0.01 change in the foreign exchange rate will affect this obligation by approximately $6 million.

For the first quarter of 2010 cash used by operating activities was $43 million, cash used by financing activities was $8 million and cash used by investing activities was $29 million. These cash flows, combined with a translation loss on our U.S. dollar denominated cash of $6 million, resulted in a decrease in cash and cash equivalents during the period of $86 million.

During the first quarter of 2010 we used our existing cash to fund our capital expenditures and operational activities. In the remainder of 2010 our primary sources of funding include our existing cash and our undrawn revolving credit facility.

We have initiated a process to explore strategic alternatives for enhancing shareholder value. This process is designed to assess a range of strategic alternatives that may include capital markets opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. A primary objective of this process is to reduce our overall leverage and position the Company for future phase development. If a transaction is completed in 2010, it would be expected to have a material impact on our liquidity and capital resources. There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing.

Our rate of production increase will have a significant impact on our financial position through 2010 and beyond. Our net field operating margin in the first quarters of 2010 and 2009 is a loss. It is important for our business to increase production to a point where we generate positive net field operating margins. Failure to improve bitumen production rates, and ultimately PSCTM sales, will result in continued net field operating losses and difficulty in obtaining new sources of debt and equity.

If production levels and rates-of-increase in 2010 are less than expected, or we are required to settle our remaining foreign exchange currency forwards at unfavourable foreign exchange rates, we may determine that we require additional capital to maintain adequate liquidity.

For 2010 we have mitigated our exposure to commodity pricing as we have hedged 3,000 bbl/d with fixed price swaps at strike prices between US$64 and US$67 per barrel (risks associated with our hedging instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Provincial Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSCTM sales, operating expenses and by foreign exchange rates.

Our revolving credit facility requires adherence to a debt to capitalization covenant that does not allow our debt to capitalization ratio to exceed 70 percent, as calculated on a quarterly basis. The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivatives issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at March 31, 2010, for the purposes of this ratio calculation, our debt would be increased by the amount of our foreign exchange forward liability in the amount of $143 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt, for purposes of the total debt to capitalization ratio, the debt is translated to Canadian dollars based on the average exchange rate for the quarter. The total debt to capitalization is therefore influenced by the variability in the measurement of the foreign exchange forward, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt to capitalization calculation for the first quarter of 2010 is 58 percent.

In respect of each new borrowing under the $190 million revolving credit facility, we must satisfy certain conditions precedent prior to making a new borrowing. These include confirmations that the representations and warranties in our loan documents are correct on the date of the new borrowing, that no event of default has occurred and that there has not been a change or development that would constitute a material adverse effect.

With respect to our Senior Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices discounted at 10 percent. Based on our 2009 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other leverage considerations, such as debt restrictions under the Senior Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

We have annual interest payments of US$38 million each year until maturity of the US$425 million First Lien Notes in 2012 and annual interest payments of US$142 million each year until maturity of the US$1,750 million Secured Notes in 2014. On a long term basis, we estimate our share of capital expenditures required to sustain production of Phase 1 at or near planned capacity for the Project will be approximately $60 million per year prior to the effects of inflation. We expect to fund these payments from future operating cash flow and from existing financial resources. The development of future phases will require significant financial resources. We expect to require additional financial resources to develop the future phases.

Access to capital markets for new equity and debt improved considerably during 2009. However, there can be no assurance that these positive market conditions will continue nor that they will provide a constructive market for OPTI to access additional capital if we are required to do so. Delays in ramp up of SAGD production, operating issues with the SAGD or Upgrader operations or deterioration of commodity prices or inability to extend foreign exchange currency forwards could result in additional funding requirements earlier than we have estimated. Should the Company require any additional funding, it may be difficult to obtain.

CREDIT RATINGS
OPTI maintains a company rating and a rating for its revolving credit facility and Senior Notes with Moody’s Investor Service (Moody’s) and Standard and Poors (S&P). Please refer to the table below for the respective ratings.

	Moody's	S&P
OPTI Corporate Rating	Caa2	B-
Revolving Credit Facility	B1	B+
First Lien Notes - $425 million	B2	B+
Secured Notes - $1,000 million	Caa3	B
Secured Notes - $750 million	Caa3	B

For the first quarter of 2010 there was no change in the credit ratings from Moody’s or S&P and a negative outlook continues by both rating agencies.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
During the first quarter of 2010 the measurement amount of our long term debt decreased by $75 million due to a lower Canadian dollar equivalent amount for our Senior Notes (principal and interest) associated with a stronger Canadian dollar.

The following table shows our contractual obligations and commitments related to financial liabilities at March 31, 2010.

In $ millions	Total	2010	2011 – 2012	2013 – 2014	Thereafter
Accounts payable and accrued liabilities(1)	$69	$69	$-	$-	$-
Long-term debt (Senior Notes - principal)(2)	2,210	-	432	1,778	-
Long-term debt (Senior Notes - interest)(3)	839	186	365	288	-
Capital leases(5)	67	2	6	6	53
Operating leases and other commitments(5)	69	8	20	15	26
Contracts and purchase orders(6)	5	5	-	-	-
Total commitments	$3,259	$270	$823	$2,087	$79

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.02 to US$1.00 as at March 31, 2010.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.02 to US$1.00 as at March 31, 2010.
(4)
As at March 31, 2010, we have an undrawn $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. We do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Long Lake Project and our other oil sands activities associated with future phases.

CONFERENCE CALL
OPTI will conduct a conference call at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Thursday, April 29, 2010  to review its first quarter 2010 financial and operating results.  Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until May 13, 2010, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 68583875.

This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3029400.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
Our financial statements are prepared based upon Canadian Generally Accepted Accounting Principles (GAAP) and all amounts are in Canadian dollars unless speciﬁed otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the Long Lake Project (the Project) and significant increase thereof; OPTI Canada Inc.'s (OPTI or the Company) other business prospects, expansion plans and strategies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. (Nexen); the timing of OPTI’s wells coming on production; the expected SOR of wells; the expected increase in on-stream time average during 2010; the anticipated amount of externally-sourced bitumen OPTI will purchase in 2010; expected increase in Premium Sweet Crude (PSC™) yields; the ability of OPTI to achieve positive net field operating margin later in 2010; expected increase in the PSC™ premium OPTI receives relative to other synthetic crude oils; ability of the Company to extend its remaining currency forwards; OPTI's financial outlook; OPTI's anticipated financial condition and liquidity over the next 12 months and in the long term; and our estimated future tax asset. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although

OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project;  the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for  PSC™ and Premium Synthetic Heavy (PSH); foreign currency exchange rates and hedging risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive.  Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

For further information please contact:

Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425